September 13, 2019

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Washington, DC 20001

Attn: John M. Ganley

Re:                             New Mountain Guardian III BDC, L.L.C.
Registration Statement on Form 10, File Nos. 000-56072; 814-01317

Ladies and Gentleman:

On behalf of New Mountain Guardian III BDC, L.L.C. (the “Fund”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 14, 2019 and in a subsequent telephone conversation on August 22, 2019, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on July 15, 2019, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein.  Please note that all page numbers in our responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

REGISTRATION STATEMENT

EXPLANATORY NOTE (Page 1)

1.                                      Please disclose in bold font in bullet points in this section that: (1) the Fund’s shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed on an exchange, and it is uncertain whether a secondary market will develop; (3) repurchases of shares by the Fund, if any, are expected to be very limited; and (4) an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

The Fund has revised the Registration Statement accordingly.

2.                                      The fourth paragraph states that the Fund intends to elect BDC status. Please update this disclosure to reflect that the Fund has elected BDC status.

The Fund has revised the Registration Statement accordingly.

ITEM 1. BUSINESS (Page 3)

3.                                      This fifth paragraph of this section provides in part that “we will generally be prohibited from incurring additional leverage to the extent it would cause us to have less than a 200% asset coverage ratio[.]” (Emphasis added.) Inasmuch as the Fund indicates in the next sentence that it has elected to be subject to 150% asset coverage, please consider revising the language to state that BDCs, rather than the Fund, generally are prohibited from incurring leverage that would cause them to have less than 200% asset coverage.

The Fund has revised the Registration Statement accordingly.

4.                                      The sixth paragraph of this section states that the target leverage is expected to be in the range of 0.7x to 0.9x debt-to-equity (excluding borrowings under any subscription line secured by unfunded Capital Commitments). Please explain to us why it is appropriate to present the amount of leverage the Fund expects to use exclusive of borrowings secured by unfunded Capital Commitments. Please clarify that the leverage incurred, including borrowings secured by unfunded Capital Commitments, could be as much as 2.0x debt-to-equity.

The 0.7x and 0.9x debt-to-equity leverage range and 1.0x leverage limitation, in each case, excluding borrowings under any subscription line secured by Capital Commitments, are supplemental measures of leverage and do not in any way override the leverage limitations set forth in Section 61(a) of the 1940 Act, which are disclosed in the Registration Statement.  The 1.0x leverage limit (excluding borrowings under any subscription line secured by unfunded Capital Commitments) is also a term of the Fund’s Limited Liability Company Agreement, which was included based on conversations between the Fund and potential investors. The Fund acknowledges that borrowings under a subscription line count as leverage for purposes of the 1940 Act limitations.  The Fund has revised the Registration Statement to clarify that the leverage incurred, including borrowings secured by unfunded Capital Commitments, cannot exceed 2.0x debt-to-equity.

The Adviser and many investors in the funds of the Adviser and its affiliates (including the Fund) consider borrowings under subscription lines a convenient alternative for calling additional capital from investors.  Unlike other forms of borrowing, subscription lines are not secured by assets of the Fund, but are only secured by Capital Commitments, and the amount that the Fund can borrow under a subscription line is dependent on the amount of uncalled Capital Commitments that remain outstanding.  Therefore, if the Fund needed liquidity to repay amounts outstanding under its subscription line, it would generally be able to call the unfunded Capital Commitments and use the proceeds to repay the subscription line.  With other forms of leverage, this is not necessarily the case.  Therefore, investors tend to view leverage secured by Capital Commitments differently from other forms of leverage, and therefore a measure of leverage that excludes subscription lines is meaningful to these investors.

ITEM 1. BUSINESS — Investment Objective and Portfolio (Page 5)

5.                                      The first sentence of this section states that the Fund will seek current income and capital appreciation primarily by investing in or originating debt investments. Please disclose the respective amount of debt investments that will be (i) purchased and (ii) originated. We may have additional comments after reviewing your response.

The Fund has revised the Registration Statement to provide its current expectation for the ratio of originated investments as compared to secondary market investments.  The Fund notes that this cannot be predicted with certainty and the amount of debt investments purchased in the secondary market versus originated in primary transactions will vary depending on market conditions and the Adviser’s pipeline. Since recovering from the financial crisis of 2008, the primary loan issuance market has been more active for funds managed by the Adviser and its affiliates. However, in periods of market dislocation, the funds managed by the Adviser and its affiliates (including the Fund) may be able to purchase loans at attractive risk-to-reward ratios on the secondary market. Over the last twelve months given the robust nature of the recent loan market, the Adviser and its affiliates have primarily originated a substantial majority of deal flow for their funds with minority of deals coming from the secondary market. The Fund’s current debt investments consist entirely of originated investments.

6.                                      The first sentence of this section also states that the Fund will make investments in companies that the Adviser believes are “high quality.” Disclosure on page 3 states, however, that the Fund’s investments are expected to be almost entirely rated below investment grade, or “junk” debt investments. Please reconcile these two statements.

The Fund has revised the Registration Statement to remove the reference to investments in “high quality” companies.  However, the Fund also notes that the quality of a company and the rating of the company’s securities are not always completely correlated. For example, a company could have strong operations, but certain of its securities could be rated below investment grade because of their position in the company’s capital structure.

ITEM 1. BUSINESS — Investment Structure (Pages 7-8)

7.                                      The first sentence states that the Fund will target debt investments that will yield “meaningful current income.” Please define “meaningful current income.”

The Fund has revised the Registration Statement to remove “meaningful.” “Current income” refers to income from debt investments that pay regular interest payments in the form of cash, which can in turn support distributions to the Fund’s investors.

8.                                      The last paragraph of this section, on page 8, states that the Fund may make investments through wholly-owned subsidiaries. Please confirm to us in correspondence that the Fund will consolidate the financial statements of any wholly-owned subsidiaries, and any substantially wholly-owned subsidiaries, with the financial statements of the Fund.

The Fund confirms that it will consolidate the financial statements of any wholly-owned subsidiary, and any substantially wholly-owned subsidiaries, with the financial statements of the Fund.

ITEM 1. BUSINESS — Portfolio Company Monitoring (Page 8)

9.                                      This section states that the Fund will monitor the performance of Portfolio Companies. As part of its monitoring, the Fund will use a four-level rating scale, which characterizes how each investment is performing. Please explain how this rating scale will be used. For example, will it be used to determine whether to exit an investment?

As described in the Registration Statement, the Fund uses an investment rating system to characterize and monitor the credit profile and expected level of returns on each investment in the portfolio. However, the rating system does not prescribe any actions related to an investment. For investments rated 3 or 4 (i.e., ratings for investments where the risk of loss has increased since original investment), each deal dynamic is unique and depending on the situation, the Fund may continue to hold the investment if it believes there is high likelihood of recovery or the Fund may sell the investment if there is an acceptable offer from a third party buyer. The options that the Fund pursues will depend on the nature of the underperformance and the available market at the time.

ITEM 1. BUSINESS — Exit Strategies/Refinancing (Pages 8-9)

10.                               The last paragraph of this section, on page 9, states that one option to return capital to investors “may include running off the portfolio over subsequent years as investments are repaid[.]” Please clarify how the Fund would run off the portfolio. We may have additional comments after reviewing your response.

After the Investment Period, the proceeds from loans that are repaid will be used to pay down leverage and/or will be distributed to investors. In addition to repayments, the Fund may also sell its holdings to return capital to investors. Based on historical experience, about one-quarter to one-third of the loans in a fund’s portfolio will repay each year, so the Fund anticipates most of the run-off will come from repayments.

ITEM 1. BUSINESS — Operating and Regulatory Environment (Pages 10-11)

11.                               The second paragraph on page 11 refers to the “Stable Offering Price Period.” Please explain this term.

The “Stable Offering Price Period” is the 18-month period beginning on the Initial Drawdown Date during which the offering price per Unit will be $10.00. Following the Stable Offering Price Period, Units will be offered pursuant to capital calls at a price based on NAV per Unit. The Fund has revised the Registration Statement to explain that the term “Stable Offering Price Period” is defined and described further in the section entitled “Item 1. Business—The Private Offering.”

ITEM 1. BUSINESS — Management and Incentive Fees — Management Fees (Page 13)

12.                               The calculation of the management fee will be based in part on Contributed Capital, which includes “outstanding borrowings under any subscription line drawn in lieu of capital calls.” Please explain to us how the Fund will determine which borrowings are “in lieu of capital calls” and which are not.

Any borrowing under a subscription line secured by unfunded Capital Commitments (including the Fund’s Loan Authorization Agreement entered into on July 30, 2019 with BMO Harris Bank N.A.) will constitute borrowings “in lieu of capital calls.”

13.                               This section explains that a management fee is payable based on Managed Capital, which is reduced by the amount of realized losses. Realized losses, however, are determined net of realized gains. Offsetting the realized losses with realized gains will have the effect of increasing the management fee as compared to not considering it. Section 205(a)(1) of the Investment Advisers of 1940 (“Advisers Act”) generally prohibits a registered investment adviser from entering into a contract in which it is compensated based on capital gains or capital appreciation. Section 205(b)(3) provides, however, a limited exception permitting a business development company to pay an investment adviser based on realized capital gains. Please explain how the Fund’s calculation of management fee, which is based in part on realized gains, is consistent with paragraphs (a)(1) and (b)(3) of Section 205 of the Advisers Act.

The Fund respectfully submits that the calculation of management fee is consistent with Section 205 of the Advisers Act. The management fee is based on Managed Capital, not on capital gains or losses.  While Managed Capital is decreased by capital losses, this is not unlike other management fees common in the investment company industry that are based on net assets or gross assets (both net assets and gross assets also decrease with gains and losses).  Section 205(b)(1) permits an investment advisory contract to be based on a fund’s assets even though gains and losses can affect a fund’s assets. The Fund’s fee is even more favorable to investors than what is permitted by Section 205(b)(1) because realized losses can decrease Managed Capital but realized gains cannot increase Managed Capital (rather realized gains can only offset the impact of realized losses on Managed Capital).  The fact that realized losses can decrease Managed Capital can only benefit investors in the Fund.

ITEM 1. BUSINESS — Management and Incentive Fees — Incentive Fee (Pages 13-15)

14.                               Please provide graphic depictions of the incentive fees based on net investment income and capital gains. In addition, please provide examples explaining the operation of each.

The Fund has revised the Registration Statement to provide graphic depictions of the incentive fees based on net investment income and capital gains.  The Fund advises the Staff that it has discussed the incentive fees with investors and does not believe examples of the operation of the incentive fees are necessary.

15.                               Paragraph (b) under the heading “Incentive Fee on Capital Gains”, on page 14, uses the term “cumulative internal rate of return”. Please explain what that term means and provide an example showing how it is calculated.

The Fund has revised the Registration Statement to further explain how cumulative internal rate of return is calculated.  The Fund respectfully submits that internal rate of return calculations are standardized and commonplace, but because such calculations are complex the Fund does not believe presenting an example would be useful to investors.  The Fund notes that there are several internal rate of return (IRR) calculators available on the internet.

ITEM 1. BUSINESS — Expenses (Page 18)

16.                                    Please provide an estimate in this section of the total expenses a Unitholder in the Fund should expect to pay as a percentage of net assets.

The Fund has provided a description of the expenses that the Fund will be obligated to pay, including the management and incentive fees payable to the Adviser.  In addition, the Fund also has a Specified Expenses Cap, and investors therefore are aware of the maximum amount of Specified Expenses that could be payable by the Fund. The Fund is aware that Form N-2 (used for registered public offerings by BDCs and investment companies) requires a summary of fund fees and expenses that include estimates of expenses as a percentage of net assets.  As the Fund is not making a registered public offering, it is not required to file a Form N-2.  The Fund respectfully submits that it is not aware of a requirement in Form 10 to present estimated expenses as a percentage of net assets.  The Fund’s actual expense information will be publicly available in the financial statements included in its periodic reports.

17.                                    This section states that the Adviser may be reimbursed, for a period of up to 36 months, for certain expenses it pays on behalf of the Fund. Please disclose that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

The Fund respectfully does not believe such change is necessary and it is not consistent with the terms of the Fund’s Expense Limitation and Reimbursement Agreement.  Such disclosure would only be implicated if the Specified Expense Cap (currently 0.40% of Aggregate Committed Capital) were to change at a later time.  However, the Fund does not anticipate changing the Specified Expense Cap. While the Fund does not anticipate changing the Specified Expense Cap, if it were to decrease the Specified Expense Cap at a later time, then the Fund confirms that any recoupments would have to be less than the Specified Expense Cap then in effect.  Further, the Fund has no plans to increase the Specified Expense Cap and the Fund’s Expense Limitation and Reimbursement Agreement requires that any change to the Specified Expense Cap (or any other term of the Expense Limitation and Reimbursement Agreement) that results in an increase in expenses borne by the Fund must be approved by a majority of the Fund’s Unitholders.  So even if the Adviser sought to increase the Specified Expense Cap, such increase could only be made with approval of the Fund’s Unitholders.

18.                                    Please clarify whether fees waived under the Organizational and Offering Expense Cap are subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement.

The Fund confirms that fees waived under the Organizational and Offering Expense Cap are not subject to recoupment. The Fund has revised the Registration Statement to clarify.

ITEM 1. BUSINESS — The Private Offering (Pages 23-24)

19.                                    The second paragraph on page 24 states that the initial offering price for 18 months will be $10.00 per Unit. This paragraph also states that by executing the Subscription Agreement, investors will consent to the sale of Units at the $10.00 offering price even if such offering price is below the then-current NAV. Section 63(2)(A) of the Investment Company Act provides that, except for an initial public offering, approval of sales below net asset value must be approved at an annual meeting of shareholders within one year immediately prior to any such sale. Please explain how sales below NAV for up to 18 months would be consistent with Section 63(2)(A).

The Fund respectfully submits that sales below NAV during the Stable Offering Price Period is consistent with Section 23(b) of the 1940 Act. Section 23(b) of the 1940 Act provides that a registered closed-end company shall not sell any shares below then-current NAV except, among other exceptions, with the consent of the majority of common stockholders. Each of the Fund’s Unitholders (and therefore a majority), by agreeing to purchase Units of the Fund and by agreeing to be bound by the terms of the Fund’s Limited Liability Company Agreement, provided its consent in accordance with Section 23(b) for the Fund to issue Units at a price per Unit of $10.00, even though that price may be below the then-current NAV, during the Stable Offering Price Period. Section 63(2) of the 1940 Act provides additional exceptions to the requirements of Section 23(b) that are only available to BDCs, however, the Fund is not relying on these exceptions, but instead on the exception in Section 23(b)(2) noted above.

20.                                    The fourth paragraph on page 24 defines the term “Contributed Capital.” This paragraph states that Contributed Capital will not take into account distributions of the Fund’s investment income. Please clarify whether Contributed Capital will take into account return of capital distributions.

Contributed Capital will not take into account return of capital distributions. The Fund has revised the Registration Statement to clarify.  For clarity, the Fund notes that Managed Capital explicitly excludes return of capital.

ITEM 1A. RISK FACTORS — Unfunded Debt Commitments and Follow-On Investments (Page 39)

21.                               The first sentence of this section states, among other things, that the Fund may not have the funds or ability to fund the Fund’s unfunded debt commitments. Please explain to us whether the Fund will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act, which is applicable to BDCs pursuant to Section 61 of the Investment Company Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded commitments, and include an explanation as to why the Fund believes this will be so.

The Fund does not anticipate treating unfunded commitments as senior securities as it believes it has and will maintain adequate coverage to fund such commitments through cash, cash equivalents, liquid securities and/or availability under its credit facilities.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE — Cross Transactions (Page 98)

22.                               This section states that the Adviser may determine to transfer a security from between the Fund and other accounts. The sale of participations interests in loans, and the assignment of loans, from a subsidiary to an account are provided as examples. Please explain how these transactions would be consistent with Rule 17a-7 under the Investment Company Act, which requires such transactions to be based on current market price.

The Fund confirms that cross transactions, if any, will be effected in accordance with Rule 17a-7 under the 1940 Act. With respect to securities that are not reported (and the principal market for such security is an exchange), not listed on an exchange or for which market quotations are not readily available, the Fund’s cross transactions policy provides that “current market price” shall be the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry (consistent with Rule 17a-7(b)(4)). The Fund has revised the Registration Statement to clarify.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (Page 107)

23.                               The audit opinion included in the filing states that the financial highlights are for the period May 22, 2019 through May 22, 2019, but the financial highlights are actually through July 5, 2019. Please revise.

The Fund has revised the Registration Statement accordingly.

24.                               Please disclose how offering costs are accounted for under GAAP in the notes to the seed financial statements and provide in correspondence a break out of the amounts of organizational expenses and offering expenses separately.

The Fund has revised the Registration Statement accordingly.

25.                               Disclosure in Item 2 (Discussion of the Fund’s Expected Operating Plans — Overview) states that “to date, our efforts have been limited to organizational activities, the cost of which has been borne by the Adviser and its affiliates” Disclosure elsewhere in the Registration Statement (in the Expenses section starting on Page 16) states, however, that the Fund will pay the organizational and offering expenses (up to a maximum aggregate amount of, at the end of the Closing Period, the lesser of: (i) $2 million or (ii) 0.50% of aggregate Capital Commitments). Please explain and/or revise.

The Fund has revised the Registration Statement.

26.                               Disclosure in Item 2 also states “as there has been no formal commitment of external capital to date, no such [organization and offering] costs have been recorded by us”, but the seed financial statements show that organizational and offering costs have been incurred. Please explain and/or revise.

The Fund has revised the Registration Statement.

27.                               Please disclose the terms of recoupment related to the Specified Expenses Cap in the notes to the seed financial statements.

As the Fund had not commenced operations as of July 5, 2019, the date of the financial statements, expenses that would fall under the Specified Expense Cap had not yet been incurred. Once the Fund begins incurring costs that fall under the Specified Expense Cap, further information about the Specified Expense Cap will be included in the financial statements.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS (Page 107)

28.                               Forms of exhibits have been filed. Please file the finalized exhibits.

The Fund acknowledges the Staff’s comment and will file the finalized exhibits with its amended Registration Statement.

GENERAL COMMENTS

29.                               We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund acknowledges the Staff’s comment.

30.                               Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Fund acknowledges the Staff’s comment.

31.                               Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

The Fund has not submitted, nor expects to submit, any exemptive application or no-action request in connection with the registration statement.

32.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund acknowledges the Staff’s comment.

* * * * * * *

Please call Benjamin Wells (212-455-2516) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda